Exhibit 12.1

REV HOLDINGS LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Loss from continuing operations before income taxes	$(96.7)	$(88.9)	$(291.6)	$(175.5)	$(201.1)	$(432.8)	$(140.2)
Interest expense.	89.2	83.3	168.9	165.0	219.4	215.4	206.6
Amortization of debt issuance costs.	4.4	3.8	7.7	7.1	9.2	7.9	9.0
Portion of rental expense deemed to represent interest	4.4	4.5	9.1	9.6	10.9	14.1	14.1
Earnings (loss) before fixed charges.	$1.3	$2.7	$(105.9)	$6.2	$38.4	$(195.4)	$89.5
Interest expense.	$89.2	$83.3	$168.9	$165.0	$219.4	$215.4	$206.6
Amortization of debt issuance costs	4.4	3.8	7.7	7.1	9.2	7.9	9.0
Portion of rental expense deemed to represent interest	4.4	4.5	9.1	9.6	10.9	14.1	14.1
Fixed charges	$98.0	$91.6	$185.7	$181.7	$239.5	$237.4	$229.7
Ratio of earnings to fixed charges.	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$96.7	$88.9	$291.6	$175.5	$201.1	$432.8	$140.2

1